RENEWAL NOTICE

November 5, 2012

Empowered Products, Inc.

3367 W OQUENDO RD

LAS VEGAS, NV 89118

RE: Renewal of: $500,000.00 Revolving Line of Credit

Reference #:

Customer #:

Dear Empowered Products, Inc.

Wells Fargo Bank, National Association is pleased to inform you that your Business Revolving Line of Credit, in the amount of $500,000.00, ahs been approved for renewal. The new maturity date will be November 1, 2013.

Your Revolving Line of Credit remains subject to all terms and conditions of existing loan documentation, as modified by this Renewal Notice. The credit limit/maximum principal amount is now $500,00000. The interest rate to be applied to the unpaid principal balance of the Credit/Note will be a rate equal to the sum of the applicable index plus 1.000% subject, however, to any maximum or minimum rates as set forth in the existing loan documentation.

A non-refundable renewal fee of $2,500.00, will be charged to your account number . If you do not desire the renewal of the Credit/Note on these terms, you must (i) deliver to Wells Fargo Bank, National Association at BBSG San Antonis Loan Ops, 4101 Wiseman Blvd., Bldg 307, MAC T7422-012, San Antonio, TX 78251 a written rejection of the renewal within 10 days from the date of this letter, (ii) not draw additional funds under the Credit/Note, and (iii) promptly make other arrangements with your loan officer to pay the matured balance of the Credit/Note.

This renewal will be effective upon processing of the renewal fee.

If you have any questions, please do not hesitate to call me at (702) 952-7610. We appreciate your business and look forward to continuing to serve as your business bank.

Sincerely,

Wells Fargo Bank, National Association

By: /s/ Darrin S. Hansen

Name: Darrin S. Hansen

Title: Vice President